Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: April 26, 2021

The following is a press release issued by Canadian Pacific Railway Limited on April 26, 2021.

CP sends letter to KCS

reinforcing anti-competitive

nature of CN proposal

April 26, 2021 Calgary

Letter Outlines the Breadth of Horizontal Competitive Overlaps Between Canadian National and KCS

Highlights Regulatory Issues with CN’s Proposal and its Expected Negative Impact on STB’s Voting Trust Analysis

Today, Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) announced that it recently sent a letter to the President and Chief Executive Officer of Kansas City Southern (“KCS”) regarding the anti-competitive impacts of the proposed Canadian National transaction with KCS.

The full text of the April 23, 2021 letter is below:

Pat Ottensmeyer

President and CEO

Kansas City Southern

427 West 12th Street

Kansas City, Missouri 64105

Dear Pat:

I am writing to address some of the statements Canadian National has publicized over the past 24 hours concerning an issue that I expect will weigh heavily as your Board gives due consideration to CN’s proposal. The misrepresentations made by CN’s CEO have led us to, once again, respond with the undeniable facts. Either Mr. Ruest does not fully understand his proposed transaction or he doesn’t want to reveal what he knows. Either way, the bond and trust CP has built with you, KCS as a whole, and the communities we collectively serve, is too important to ignore.

In its letter this morning to the STB in our CP/KCS docket, CN has now discussed in more detail its view of the competitive impacts of a hypothetical CN/KCS transaction and how CN plans to remedy those impacts. I am confident that you and your Board have a thorough understanding of all of the dimensions of competition between KCS and CN, but I thought it would be useful to place some of those issues in the context of how we strongly believe the STB will evaluate the public interest consequences were a CN proposal ever to proceed through the regulatory process.

The Breadth of Horizontal Competitive Overlaps Between KCS and CN

I am sure I do not need to belabor the extent of the competitive overlaps between KCS and CN. As you know, the competition between KCS and CN is not limited to a “handful” of shippers as CN suggests. KCS and CN serve the same shippers, the same cities, the same corridors, and the same regions across much of KCS’s U.S. network. Your counsel will be able to confirm that analysis of available data shows that combining KCS with CN will reduce shippers’ competitive options across an extensive number of origin-destination pairs. That is not just because KCS and CN serve shippers in common, but because your networks connect the South Central States with the U.S. Midwest, Canada, and other regions, providing competitive routing options that will be extinguished by the CN/KCS proposal. The map below illustrates just some of the obvious routing overlaps: examples like New Orleans-Chicago/Detroit/Twin Cities, Jackson-Chicago/Detroit/Twin Cities, Baton Rouge-Chicago/Detroit/Twin Cities, St Louis-Baton Rouge/New Orleans, Alberta-Baton Rouge, Detroit-Dallas/Jackson, and countless others (Figure 1).

These reductions in competing routes are not solely the product of individual shippers that are dual served, contrary to CN’s suggestion. They flow from the broadly parallel route structure of CN and KCS between Springfield, Illinois and New Orleans.

The loss of horizontal competition from a CN/KCS transaction goes farther than this, to include lost options for shippers on connecting shortlines, lost geographic competition, and lost build-in/build-out opportunities. For example, CN and KCS account for more than half of all rail freight revenue for traffic to/from Mississippi. Even where there is no direct shipper overlap, the two railroads move the same commodities (like forest products and grain) to/from alternative origins or destinations in Mississippi and throughout KCS’s South Central United States service territory. The close proximity of KCS and CN’s lines between Baton Rouge and New Orleans not only mean numerous shippers will lose one of their current rail options, but also extinguishes the opportunity to discipline post-merger CN by building in or out to another railroad (as has occurred in the past).

None of this has escaped the attention of the shipper community: Cowen released a survey today of over 100 shippers and reports that 45% had a negative view of the CN merger (vs 18% of ours in Cowen’s previous survey), and that 20% said that CN/KCS would “cause them to lose a rail shipping option.”

CN appears to believe that the only transportation competition that matters in North America is competition from trucks and the existence of at least two railroads serving individual shippers. As I am confident your counsel will confirm, this is not how the STB will view railroad competition under the 2001 merger rules.

One illustration of CN’s overly narrow perspective is the diagram on its own “Connected Continent” website showing supposedly new “single-line service” between Kansas City and the ports of New Orleans and Mobile, Alabama. CN’s diagram is reproduced below (Figure 2):

This diagram is stunningly ignorant of the basic competitive landscape. It simply ignores that KCS already connects Kansas City with both Mobile and New Orleans via single-line service. Once that fact is understood, it is also obvious that the CN/KCS transaction would directly reduce rail competition at both of these ports, as the corrected diagram makes clear (Figure 3):

CN’s April 23 letter to the STB suggests that this loss of competition to the Port of Mobile is meaningless, because “the Port is served by multiple other railroads, including Class Is.” CN Apr. 23 Letter at 3. I doubt shippers and the STB will see it that way.

Another reflection of CN’s misguided view of competition is its effort to wave away competitive issues by saying that CN will work with “dual-served” customers to “ensure they would not become sole-served as a result of a CN-KCS transaction.” CN Apr. 23 Letter at 3; see also id. (“If KCS chooses to partner with CN, CN will propose effective solutions, working closely with these customers to ensure that no customer will become sole served.”). With respect, this approach ignores the approach to competition that the STB spelled out when it adopted its 2001 merger rules. For example, as the 2001 rules explain, “the Board believes additional consolidation in the industry is also likely to result in a number of anticompetitive effects, such as loss of geographic competition, that are increasingly difficult to remedy directly or proportionately.” 49 C.F.R. § 1180.1(c).

CN may think it can persuade the STB to allow the CN transaction to eliminate KCS as an independent competitor in North South (and East-West) routes, and across the broadly overlapping South Central region, based on discrete remedies for a handful of “2-to-1” shippers. But we think that assessment is extraordinarily out of touch with the Board’s 2001 rules and today’s regulatory landscape. The fact that the CN and KCS systems parallel one another south of Springfield and Kansas City (as shown in more focus in the map below) foreshadows regulatory disapproval, extensive and complex competition-enhancing conditions, or the dismemberment of KCS as CN ultimately rationalizes these parallel lines and terminals (Figure 4).

Impact of Competitive Overlap on STB’s Voting Trust Analysis

As you and your Board evaluates CN’s proposal, we understand that a likely gating question is whether CN would be allowed to close into trust. CN has made clear that it will proceed under the 2001 merger rules and will soon be filing a motion seeking “public interest” review of its proposed use of a voting trust. On this issue too, CN’s analysis of the issues is out of touch with reality. CN suggests that the only issues the STB will view as relevant are (a) whether the trust agreement itself insulates KCS from control by CN and (b) whether KCS can be sold if the merger is disapproved. CN Notice of Intent at 7-8. CN suggests that on these issues there is no difference between its proposal and the voting trust proposal we have agreed upon. With respect, CN is missing two big parts of the regulatory picture.

First, any public interest review will certainly consider the likelihood that, at the end of the regulatory review process, KCS would become part of the acquirer’s system as planned. For all of the reasons covered above, along with many others (perhaps most importantly the destabilizing effect of CN’s transaction on industry structure and the potential for downstream consolidation) the back-end regulatory risks associated with CN’s proposal will cause the STB to be reluctant to allow KCS to go into trust at the front end.

Second, the head-to-head competition that even CN acknowledges must be remedied makes the use of a voting trust uniquely inappropriate in a CN/KCS transaction. DOJ’s comments on the CP/KCS voting trust proposal emphasized a specific source of harm to competition from the use of voting trusts that applies uniquely to CN’s proposal (and not to CP’s) – namely that the incentives of the railroads to compete will be dampened while one (KCS) is already in trust and the other (CN) already receives the benefit of that ownership through its ownership of shares. DOJ Comment at 3-4.

In light of the extensive competition between KCS and CN – which you are more keenly aware of than I – DOJ and the STB will see this as a serious concern. And none of the competitive remedies that CN might ultimately devise can possibly eliminate this harm, because – as CN acknowledges – they would come at the end of the regulatory process, not when KCS is acquired and its shares go into trust. CN Analyst Call Tr. 15 (Mr. Finn) (“we can address them as they arise … and the decision by the STB ultimately will impose those conditions, if required”).

Pat, I understand that you and your Board must give the CN proposal all of the consideration that it deserves. But I submit that when you consider the regulatory issues CN’s proposal raises – and our agreement does not – you will see that CN’s proposal is an illusory one that should not distract KCS from the once-in-a lifetime partnership that our mutually agreed transaction represents.

These two companies have long, proud histories and an even brighter future, together.

Respectfully,

Keith Creel

CP President and CEO

On April 23, 2021, the Surface Transportation Board confirmed that the waiver it granted to KCS in 2001 is applicable to the proposed combination of CP-KCS because it would still result in the smallest Class 1 railroad with the fewest overlapping routes and be end-to-end in nature.

For more information on the transaction and the benefits it is expected to bring to the full range of stakeholders, visit FutureForFreight.com.

FORWARD-LOOKING STATEMENTS AND INFORMATION

This news release includes certain forward looking statements and forward looking information (collectively, FLI) to provide CP and KCS shareholders and potential investors with information about CP, KCS and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of CP, KCS and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; the previously announced proposed share split of CP’s issued and outstanding common shares and whether it will receive the requisite shareholder and regulatory approvals; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de Mexico, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this news release is expressly qualified in its entirety by these cautionary statements.

ABOUT CANADIAN PACIFIC

Canadian Pacific is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.

Contacts:

Media

Alert_MediaRelations@cpr.ca

Investment Community

Chris De Bruyn

Tel: 403-319-3591

investor@cpr.ca